FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Updates BlackBerry 10 Developer Toolkits	3

Document 1

July 19, 2012

FOR IMMEDIATE RELEASE

RIM Updates BlackBerry 10 Developer Toolkits

Update Adds Application Invocation Framework, Push APIs

BlackBerry App World Now Open for BlackBerry 10 App Submissions

Waterloo, ON – Building on the introduction of  the BlackBerry® 10 platform at the BlackBerry World™ conference in the spring, as well as the ongoing positive enthusiasm from developers attending BlackBerry® 10 Jam events around the world, Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today released an update of the BlackBerry 10 developer toolkits. The toolkits are available in beta as free downloads from http://developer.blackberry.com.

The update adds a wide range of new features and enhancements, most notably including two key sets of APIs for BlackBerry 10 developers - an application invocation framework, which will allow BlackBerry 10 applications to seamlessly interact with each other, and the Push APIs that let developers leverage the global BlackBerry infrastructure to send notifications and other content to BlackBerry 10 devices.

“Developers have been making remarkable progress with BlackBerry 10. We’ve seen amazing examples of apps from every category being built for the BlackBerry 10 platform; often in just a matter of days. This update provides enhancements to all four SDKs and introduces two key APIs that allow developers to integrate their apps deeply into the core BlackBerry 10 experience, creating a seamless flow between apps for BlackBerry 10 customers,” said Christopher Smith, Vice President, Handheld Application Platform & Tools at Research In Motion.

Application Invocation Framework
The application invocation framework will give developers the ability to tie their applications to native BlackBerry 10 features and to other applications, providing a seamless and flowing experience for customers. Developers will also have access to a greater pool of sample apps and examples in both native and HTML5 development.

Push APIs
These new Push APIs will allow BlackBerry WebWorks and Adobe® AIR® developers to leverage RIM’s unique push technology and infrastructure in order to push content from their application servers directly to end users, enabling instant access that engages and connects customers with their applications.

BlackBerry App World Update
In addition to the BlackBerry 10 developer toolkit updates, RIM is also opening the BlackBerry App World™ Vendor Portal for BlackBerry 10 Dev Alpha test devices. The portal will now allow developers to target the BlackBerry 10 Dev Alpha test device for applications, allowing developers with BlackBerry 10 Dev Alpha test devices to share and access each other’s applications and see what their peers are doing with the platform.

Developer Community Engagement
RIM highlighted its commitment to the developer community during the first BlackBerry 10 Jam event in May and has continued to build on that commitment during the BlackBerry 10 Jam World Tour. Developer sessions have been held in more than 20 countries across the globe, with more events planned for the summer.

Tim Shepherd, Senior Analyst at Canalys, who attended one of the BlackBerry 10 Jam sessions, commented: “There was a positive buzz among developers at the BlackBerry 10 Jam World Tour and real interest and enthusiasm around the platform.”

Over 5,000 developers have attended BlackBerry 10 Jam events and more than 5,000 BlackBerry Dev Alpha test devices will be seeded from these events. For more information on the BlackBerry 10 Jam World tour and upcoming dates and locations, please visit: http://www.blackberryjamworldtour.com.

HTML5 Development
The BlackBerry 10 WebWorks SDK will now support the invocation framework and applications can also be registered as targets for invocation by other apps. Web developers can also access new APIs for push, swipe down events, and context menu. BlackBerry WebWorks allows developers to use HTML5 and CSS for building apps and provides JavaScript bindings to native device APIs along with open source UI toolkits such as jQuery Mobile, Sencha and RIM’s own bbUI.js, to create applications with native-like capabilities,

Please visit the Inside BlackBerry Developer Blog: HTML5 Support and Web Development for BlackBerry 10 for more information.

Native Development
In addition to the Invocation framework for seamless app integration, the BlackBerry Cascades application framework for C/C++ or Qt developers features new pinch gesture support for zooming and large improvements of the UI look and feel. The BlackBerry 10 Native SDK has added API support for NFC, Cryptography, Audio Manager, Slogger2 and Notifications Manager.

Please visit the Inside BlackBerry Developer Blog: Native Development for BlackBerry 10 for more information.

Additional Language Support
The BlackBerry 10 SDK for Adobe® AIR® and the BlackBerry 10 Runtime for Android Apps tools have also been updated with the AIR tools now supporting both Push APIs and the invocation framework. The Android tools now support: in-app payment; camera; and multi-window support APIs.

Please visit the Inside BlackBerry Developer Blog posts on Android and Adobe AIR updates for more information on support for developers.

Useful Links for Developers
BlackBerry Developer Zone: http://developer.blackberry.com
Inside BlackBerry Developer Blog: http://devblog.blackberry.com
Twitter: @BlackBerryDev: http://www.twitter.com/blackberrydev
BlackBerry App World: http://appworld.blackberry.com
Developer Success Stories: https://bdsc.webapps.blackberry.com/devzone/whyblackberry/stories

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Victoria Berry
Research In Motion
vberry@rim.com
519-597-3663

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 19, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer